UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: August 2, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated August 2, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2006	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG REPORTS SECOND QUARTER RESULTS
AND DECLARES QUARTERLY CASH DISTRIBUTION

Second Quarter Highlights

  Declared a cash distribution of $16.5 million, or $0.4625 per unit, for the second quarter
  Net loss of $15.5 million includes a $20.3 million unrealized foreign exchange loss, which has no impact on cash flow
  Generated $14.2 million in distributable cash flow

Nassau, The Bahamas, August 2, 2006 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported a net loss of $15.5 million for the quarter ended June 30, 2006, compared to net income of $16.0 million for the quarter ended June 30, 2005. The results for the second quarter of 2006 included a foreign currency translation loss of $20.3 million relating to long-term debt denominated in Euros. The results for the second quarter of 2005 included a foreign currency translation gain of $30.3 million relating to the Euro-denominated debt and $15.3 million in losses relating to the write-down of capitalized loan costs due to the prepayment of $337.3 million in outstanding debt and the termination of interest rate swaps prior to the Partnership’s initial public offering in May 2005.

Net loss for the six months ended June 30, 2006 was $14.8 million, compared to net income of $57.9 million for the same period last year. The results for the first half of 2006 included a foreign currency translation loss of $28.2 million relating to long-term debt denominated in Euros. The results for the first half of 2005 included a foreign currency translation gain of $75.3 million relating to the Euro-denominated debt and $15.3 million in losses relating to the write-down of capitalized loan costs and the termination of interest rate swaps.

The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency exchange losses and gains discussed above for the three and six months ended June 30, 2006 and 2005, respectively.

During the three months ended June 30, 2006, the Partnership generated $14.2 million of distributable cash flow(1), compared to $17.6 million for the first quarter of 2006. The decrease in distributable cash flow is primarily due to a $2.2 million decrease in voyage revenues as a result of one LNG carrier being off-hire for 33 days (net of off-hire insurance recovery) during a scheduled drydocking, which was extended to complete certain unexpected repairs. The cost of the repairs was $1.0 million, net of insurance recoveries. Subsequent to June 30, 2006, the vessel resumed regular operations.

Teekay GP L.L.C., the general partner of Teekay LNG, declared a cash distribution of $0.4625 per unit for the second quarter of 2006, representing a total cash distribution of $16.5 million. The cash distribution is payable on Aug 14, 2006 to all unitholders of record on August 9, 2006.

As previously announced, Teekay LNG has agreed to acquire from its parent company, Teekay Shipping Corporation (Teekay) (NYSE: TK), its 70% interest in Teekay Nakilat Corporation (Teekay Nakilat), which owns three 151,700 cubic meter LNG newbuilding carriers that are subject to capital leases and are scheduled to deliver during the fourth quarter of 2006 and the first quarter of 2007. Upon their deliveries, the vessels will provide transportation services under 20-year, fixed-rate time charters, with inflation adjustments, to Ras Laffan Liquefied Natural Gas Co. Limited (II) (RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Qatar Gas Transport Company Ltd. (Nakilat) (QGTC) owns the remaining 30% interest in Teekay Nakilat.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see the Appendix for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

Teekay LNG’s Fleet

The following table summarizes Teekay LNG’s fleet as of June 30, 2006:

    -------------------------------------------------------------------------------------------
                                                              Number of Vessels
                                              -------------------------------------------------
                                                   Delivered      Committed
                                             Vessels        Vessels(1)     Total
                                              -------------------------------------------------
     LNG Carrier Fleet                                 4             3 (2)          7

     Suezmax Tanker Fleet                              8             -              8
    -------------------------------------------------------------------------------------------
     Total                                            12             3             15
    ===========================================================================================
(1)	Excludes Teekay’s interest in six LNG newbuilding carriers relating to the RasGas 3 and Tangguh LNG projects that have been awarded to Teekay and that Teekay LNG will have the right to acquire, as described below.

(2)	Represents the 70% interest in three LNG newbuilding carriers subject to capital leases relating to the RasGas II LNG project that Teekay LNG has agreed to acquire from Teekay, as described above.

Future LNG Projects

RasGas 3

In August 2005, Teekay announced that it had been awarded contracts to charter four 217,000 cubic meter LNG newbuilding carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Upon their deliveries scheduled during the first half of 2008, the vessels will provide transportation services to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 40% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. QGTC will own the remaining 60% interest.

Tangguh

In July 2005, Teekay announced that it had been awarded contracts to charter two 155,000 cubic meter LNG newbuilding carriers to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. Upon their deliveries scheduled for late 2008 and early 2009, the vessels will provide transportation services at fixed rates, with inflation adjustments, for a period of 20 years.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 70% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. An Indonesian joint venture partner will own the remaining 30% interest.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a Marshall Islands partnership formed by Teekay Shipping Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of seven LNG carriers and eight Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007.

Teekay LNG Partner’s common units trade on the New York Stock Exchange under the symbol “TGP”.

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. EDT on Friday, August 4, 2006, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership’s earnings presentation through the Partnership’s Web site at www.teekaylng.com. The Partnership plans to make available a recording of the conference call until midnight August 11th, 2006 by dialing (719) 457-0820, access code 6746212 or via the Partnership’s Web site until September 4th, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-6433

Web site: www.teekaylng.com

------------------------------------------------------------------------------------------------------------------
                                               TEEKAY LNG PARTNERS L.P.
                                 SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)
                                  (in thousands of U.S. dollars, except unit data)
------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended                    Six Months Ended
                                          June 30,      March 31,      June 30,       June 30,       June 30,
                                            2006          2006           2005           2006           2005
                                        (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)

VOYAGE REVENUES                             42,534         44,141         35,729          86,675        70,493
-------------------------------------- -------------- -------------- -------------- -------------- --------------
 OPERATING EXPENSES
 Voyage expenses                                650            277            132             927           324
 Vessel operating expenses                    9,767          8,961          6,709          18,728        14,703
 Depreciation and amortization               12,743         12,659         10,393          25,402        20,603
 General and administrative                   2,998          3,095          2,692           6,093         4,202
 Gain on sale of vessels and equipment            -              -           (186)              -          (186)
-------------------------------------- -------------- -------------- -------------- -------------- --------------
                                             26,158         24,992         19,740          51,150        39,646
-------------------------------------- -------------- -------------- -------------- -------------- --------------
 Income from vessel operations               16,376         19,149         15,989          35,525        30,847
-------------------------------------- -------------- -------------- -------------- -------------- --------------
 OTHER ITEMS
 Interest expense                           (21,404)       (18,601)       (18,264)       (40,005)       (43,875)
 Interest income                              9,443          7,437          5,832         16,880         12,101
 Income tax recovery (expense)                   78            300         (2,332)           378           (976)
 Foreign exchange (loss) gain               (20,328)        (7,825)        30,289        (28,153)        75,288
 Loss from settlement of interest rate
   swaps                                          -              -         (7,820)             -         (7,820)
 Write-off of capitalized loan costs              -              -         (7,462)             -         (7,462)
 Other - net                                    309            308           (222)           617           (185)
-------------------------------------- -------------- -------------- -------------- -------------- --------------
                                            (31,902)       (18,381)            21        (50,283)        27,071
-------------------------------------- -------------- -------------- -------------- -------------- --------------
 Net (loss) income                          (15,526)           768         16,010         14,758         57,918
====================================== ============== ============== ============== ============== ==============
 Limited partners' units outstanding:
 Weighted-average number of common
   units outstanding
    -  Basic and diluted (2)             20,238,072     20,238,072     12,679,429     20,238,072     10,717,898
 Weighted-average number of
   subordinated units outstanding
    -  Basic and diluted (2)             14,734,572     14,734,572     14,734,572     14,734,572     14,734,572
 Weighted-average number of total
   units outstanding
    -  Basic and diluted                 34,972,644     34,972,644     27,414,001     34,972,644     25,452,470
====================================== ============== ============== ============== ============== ==============
(1)	Teekay LNG was formed to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (Luxco) and its subsidiaries. Financial results for periods prior to May 10, 2005 (the date of Teekay LNG’s initial public offering) are attributable primarily to Luxco, which owns all of the outstanding shares of Teekay Shipping Spain S.L. In May 2005, Teekay contributed all of the issued and outstanding shares and notes receivable of Luxco to the Partnership in connection with its initial public offering in May 2005.

(2)	For periods prior to May 10, 2005, amounts presented represent the number of units Teekay received in exchange for the net assets it contributed to the Partnership in connection with its initial public offering.

---------------------------------------------------------------------------------------------------------
                                       TEEKAY LNG PARTNERS L.P.
                                 SUMMARY CONSOLIDATED BALANCE SHEETS
                                   (in thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------------
                                                        As at June 30, 2006      As at December 31, 2005
                                                            (unaudited)
ASSETS
Cash and cash equivalents                                     18,881                      34,469
Restricted cash - current                                    149,046                     139,525
Other current assets                                          19,910                       6,949
Restricted cash - long-term                                  615,614                     158,798
Vessels and equipment                                      1,168,107                   1,185,511
Advances on newbuilding contracts                                  -                     316,875
Other assets                                                  97,330                      20,215
Intangible assets                                            164,629                     169,194
Goodwill                                                      39,279                      39,279
---------------------------------------------------- -------------------------- -------------------------
Total Assets                                               2,272,796                   2,070,815
==================================================== ========================== =========================
LIABILITIES AND PARTNERS' EQUITY
Accounts payable and accrued liabilities                      22,456                      13,674
Unearned revenue                                               7,034                       6,163
Current portion of long-term debt                            166,073                     145,749
Current portion of long-term debt related
  to newbuilding vessels to be leased                         6,232                           -
Advances from affiliate                                        4,541                       2,222
Long-term debt                                               802,637                     780,592
Long-term debt related to newbuilding vessels
  to be leased                                               438,447                     319,573
Other long-term liabilities                                   67,439                      33,703
Partners' equity                                             757,937                     769,139
---------------------------------------------------- -------------------------- -------------------------
Total Liabilities and Partners' Equity                     2,272,796                   2,070,815
==================================================== ========================== =========================

---------------------------------------------------------------------------------------------------------
                                    TEEKAY LNG PARTNERS L.P.
                          SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------------
                                                                        Six Months Ended
                                                                            June 30,
                                                               2006                       2005
                                                            (unaudited)               (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
---------------------------------------------------- -------------------------- -------------------------
Net operating cash flow                                       35,056                      25,025
---------------------------------------------------- -------------------------- -------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                 129,700                      10,900
Scheduled repayments of long-term debt                        (8,447)                     (8,946)
Prepayments of long-term debt                                (34,000)                   (339,438)
Proceeds from issuance of common units                          (141)                    141,327
Settlement of interest rate swaps                                  -                    (143,295)
Net advances from affiliate                                   15,947                     168,767
(Increase) decrease in restricted cash                      (431,489)                     10,440
Cash distributions paid                                      (31,226)                          -
Other                                                         (2,512)                          -
---------------------------------------------------- -------------------------- -------------------------
Net financing cash flow                                     (362,168)                   (160,245)
---------------------------------------------------- -------------------------- -------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                        (1,448)                    (48,921)
Proceeds from sale of vessels and equipment                  312,972                      83,606
---------------------------------------------------- -------------------------- -------------------------
Net investing cash flow                                      311,524                      34,685
---------------------------------------------------- -------------------------- -------------------------
Decrease in cash and cash equivalents                        (15,588)                   (100,535)
Cash and cash equivalents, beginning of the period            34,469                     156,410
---------------------------------------------------- -------------------------- -------------------------
Cash and cash equivalents, end of the period                  18,881                      55,875
==================================================== ========================== =========================

TEEKAY LNG PARTNERS L.P.
APPENDIX — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

              --------------------------------------------------------- ------------------------
                                                                          Three Months Ended
                                                                             June 30, 2006
                                                                              (unaudited)
              --------------------------------------------------------- ------------------------
              Net loss                                                          (15,526)
              Add:
                   Depreciation and amortization                                 12,743
                   Foreign exchange loss                                         20,328
                   Non-cash interest expense                                      2,023
              Less:
                   Estimated maintenance capital expenditures                     5,288
                   Income tax recovery                                               78
              --------------------------------------------------------- ------------------------
              Distributable cash flow                                            14,202
              --------------------------------------------------------- ------------------------

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the offers to the Partnership of Teekay’s interests in LNG projects; the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects; the timing of LNG newbuilding deliveries; and the Partnership’s exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG projects; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to acquire any LNG projects offered to the Partnership by Teekay; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.